May 4, 2023

ALTITUDE INTERNATIONAL HOLDINGS, INC. (THE "COMPANY")
BOARD OF DIRECTORS

Dear Board of Directors,

This letter is to advise you that as of today, I resign as a Director of the Company and from all offices of the Company, including President and Chief Communications Officer.

Yours sincerely,

Greg Anthony